FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

For the month July 2015 No. 4

TOWER SEMICONDUCTOR LTD.
(Translation of registrant's name into English)

Ramat Gavriel Industrial Park
P.O. Box 619, Migdal Haemek, Israel 2310502
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

On July 29, 2015 the registrant Announce Ramps Mass Production of Touch Screen Controller Developed by N-trig for Digital Pen

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOWER SEMICONDUCTOR LTD.

Date: July 29, 2015	By:	/s/ Nati Somekh
Name: Nati Somekh
Title: Corporate Secretary

NEWS ANNOUNCEMENT	FOR IMMEDIATE RELEASE

TowerJazz Ramps Mass Production of Touch Screen Controller Developed by
N-trig for Digital Pen

Controller designed and manufactured using TowerJazz’s advanced power management technology platform

MIGDAL HAEMEK, Israel, July 29, 2015 – TowerJazz, the global specialty foundry leader, today announced it is ramping high volume production of a touch screen controller developed by N-trig, an Israeli company. Recently, this advanced digital pen technology was acquired by Microsoft for use with its Surface products.  The touch screen controller, which enables special capabilities of sensing multi-fingers touch and a digital pen (stylus), will be produced using TowerJazz’s advanced 0.18-micron power management process (TS18PM). N-trig’s ICs were designed by N-trig with the support of TowerJazz’s Netanya Design Center (NDC) in Israel and are being manufactured in its Migdal Haemek, Israel fabrication facility (Fab 2).

“Mass producing N-trig technology for an industry giant further enhances our position as a leading power management IC manufacturer. N-trig chose to work with TowerJazz due to our excellent design and engineering support as well as our platform capability. We look forward to supporting further innovation for these products and providing volume production as the tablet market continues to grow,” said Russell Ellwanger, TowerJazz Chief Executive Officer.

TowerJazz offers an industry leading Bipolar-CMOS-DMOS (BCD) power management process used in consumer, communications and computing applications. The foundry’s customizable LDMOS (20V to 80V) process platform provides design optimization and the lowest die size at any given breakdown voltage. The platform offers maximum flexibility, enabling customers to create cost-effective products at any desired level of integration and achieve first-pass success for faster time-to-market. For enhanced power management solutions, TowerJazz offers Non-Volatile Memory (NVM) and a groundbreaking 700V power platform that is unrivaled by other foundries.

About TowerJazz
Tower Semiconductor Ltd. (NASDAQ: TSEM, TASE: TSEM) and its fully owned U.S. subsidiary Jazz Semiconductor, Inc. operate collectively under the brand name TowerJazz, the global specialty foundry leader. TowerJazz manufactures integrated circuits, offering a broad range of customizable process technologies including: SiGe, BiCMOS, mixed-signal/CMOS, RF CMOS, CMOS image sensor, integrated power management (BCD and 700V), and MEMS. TowerJazz also provides a world-class design enablement platform for a quick and accurate design cycle as well as Transfer Optimization and development Process Services (TOPS) to IDMs and fabless companies that need to expand capacity.  For more information, please visit www.towerjazz.com.

To provide multi-fab sourcing and extended capacity for its customers, TowerJazz operates two manufacturing facilities in Israel (150mm and 200mm), one in the U.S. (200mm) and three additional facilities in Japan (two 200mm and one 300mm) through TowerJazz Panasonic Semiconductor Co. (TPSCo), established with Panasonic Corporation of which TowerJazz has the majority holding. Through TPSCo, TowerJazz provides leading edge 45nm CMOS, 65nm RF CMOS and 65nm 1.12um pixel technologies, including the most advanced image sensor technologies. For more information, please visit www.tpsemico.com.

Safe Harbor Regarding Forward-Looking Statements
This press release includes forward-looking statements, which are subject to risks and uncertainties. Actual results may vary from those projected or implied by such forward-looking statements. A complete discussion of risks and uncertainties that may affect the accuracy of forward-looking statements included in this press release or which may otherwise affect TowerJazz’s business is included under the heading "Risk Factors" in Tower’s most recent filings on Forms 20-F, F-3, F-4 and 6-K, as were filed with the Securities and Exchange Commission (the “SEC”) and the Israel Securities Authority and Jazz’s most recent filings on Forms 10-K and 10-Q, as were filed with the SEC, respectively. Tower and Jazz do not intend to update, and expressly disclaim any obligation to update, the information contained in this release.

TowerJazz Company/Media Contact: Lauri Julian | +1-949-280-5602 | lauri.julian@towerjazz.com
TowerJazz Investor Relations Contact: Noit Levi | +972-4-604-7066 | noit.levi@towerjazz.com